SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENT THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 2)*

Omni Bio Pharmaceutical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00501N 10 3

(CUSIP Number)

David N. Allen, Secretary

University License Equity Holdings, Inc.

4740 Walnut St., Suite 100

Campus Box 588

Boulder, CO 80309

(303) 735-1688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00501N 10 3		13D

1	Names of Reporting Persons University License Equity Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds 00

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,427,834

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,427,834

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,834

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.93%

14	Type of Reporting Person CO

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Statement on Schedule 13D (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on April  15, 2009 and amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on April 23, 2009 (as amended, the “Schedule 13D”) by University License Equity Holdings, Inc. (the “Reporting Person”) with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Omni Bio Pharmaceutical, Inc., a Colorado corporation and the successor company of Across America Financial Services, Inc., which has its principal executive offices at 5350 South Roslyn, Suite 430, Greenwood Village, Colorado 80111(the “Issuer”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   The Reporting Person is the beneficial owner of 1,427,834 shares of Common Stock, all of which are held directly by it, which represents 4.93% of the Common Stock issued and outstanding.

(b)   The Reporting Person holds sole voting and investment power over the 1,427,834 shares Common Stock held by it.

(c) Not Applicable.

(d) Not Applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock issued and outstanding on January 21, 2011 when the issuer filed with the Securities and Exchange Commission its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010 reporting the number of issued and outstanding shares of Common Stock.

*  *  *  *  *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2011

UNIVERSITY LICENSE EQUITY HOLDINGS, INC.

/s/ David N. Allen
David N. Allen, Secretary